January 31, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of your letter dated January 21, 2011, and appreciate your input with respect to our compliance with the applicable disclosure requirements.  We have restated your review comments below and our responses thereto follow:

SEC COMMENT

Form 10-Q for the Period Ended June 30, 2010

Notes to the Consolidated Financial Statements

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page 5

1.	“We have reviewed your response to comment one:

•
With respect to the first bullet, it appears that the applicable literature at the time of the deconsolidation was FIN 46R.  Please revise your analysis to address this literature.  Additionally, it appears that at the time of deconsolidation, Macoven was owned by related parties.  Please tell us what consideration was given to 16 and 17 of FIN 46R.

•
Please provide us an analysis of the significance of the non-Pernix arrangements to Macoven at the time of deconsolidation.  In this respect, it is unclear if Pernix’s rights to 100% of the sales from Pernix products and Pernix’s other rights pursuant to the agreement with Macoven constituted a significant portion of Macoven’s business at the time of deconsolidation.

•
With respect to the second bullet, please confirm that there was no written agreement stating that the Macoven shareholders would fund the losses or provide financing.  It is not clear that a verbal agreement by the Macoven shareholders would take precedent over the written agreement by Pernix.

•
With respect to the third bullet, please confirm that the valuation obtained using the guideline public company method and discounted cash flow corroborated each other.  Also, please confirm that you will include the methods used and quantify the key assumptions used in your valuation in the next filing.”

PERNIX RESPONSE

Response to bullet one inquiry above:

The applicable guidance at the time of the deconsolidation was FIN 46(R). We analyzed FIN 46(R) and determined that there were no obligations, implied or contractual, that required Pernix to fund losses or provide financing to Macoven. The shareholders of Pernix would not have absorbed Macoven’s losses nor did Pernix have the right to receive any residual returns from Macoven’s operations outside of generic equivalents of Pernix branded products as per the development agreement between the parties. Further, FIN 46(R) requires subsequent reconsideration of whether an enterprise is the primary beneficiary of a variable interest entity only when specific events occur.  During 2009, no specific events occurred that would have required management to reconsider its prior conclusion. As an additional consideration, management reviewed the operations of Macoven in 2009 and concluded that, in any event, they were immaterial to Pernix due to the fact that if Macoven’s gross revenue had been consolidated with Pernix’s gross revenue for fiscal year ended December 31, 2009, Macoven’s gross revenue would have only represented approximately 4% of Pernix’s total consolidated gross revenue. In our analysis of FIN 46(R), we considered Macoven’s total equity investment at risk at that time and deemed it to be sufficient to permit the entity to finance its own activities without additional subordinated financial support by any parties, including the members of Macoven.  Additionally, we concluded in our analysis that the members of Macoven did not lack any one of the following characteristics of a controlling financial interest:

•	the direct or indirect ability to make decisions regarding the entity’s activities through voting rights or similar rights;

•	the obligation to absorb the expected losses of the entity or;

•	the right to receive the expected residual returns of the entity.

Further, we determined that the members had voting rights that were proportionate to their economic interest in Macoven.   As part of our analysis under FIN 46(R), we considered the specific guidance set forth in paragraphs 16 and 17 pertaining to related parties for the purposes of determining the primary beneficiary.  Our analysis required judgment of all relevant facts and circumstances which included, among other things, the existence of a principal-agency relationship between parties within the related party group, relationship and significance of the activities of Macoven to the various parties within the related party group, Pernix’s exposure to the expected losses of Macoven and the design of Macoven.  Although the entity has common ownership with Pernix, it was not designed to support, nor was it dependent on revenues from Pernix related products/agreements as evidenced in our response below to the second bulleted inquiry.

In our consideration of the relevant facts and circumstances, Macoven did not represent a significant part of Pernix’s activities as a whole within the related party group.  Macoven’s total gross revenue, at that time of deconsolidation, was approximately $82,000, of which none was derived from Pernix authorized generics/agreements.  As of the year ended December 31, 2009, two thirds of Macoven’s total revenues were derived from non-Pernix related generics/agreements. Our analysis also concluded that the members of Macoven represented that they were solely required to fund any and all losses of the enterprise as further described in our response below to the third bulleted inquiry.  Pursuant to our original analysis of these facts and circumstances under FIN 46(R), we concluded that Macoven was appropriately deconsolidated as we determined that Pernix was not the primary beneficiary of Macoven.

Response to bullet two inquiry above:

Macoven was organized in 2008 for the purpose of launching generic drugs and entering into collaborative arrangements for the development and marketing of generic drugs.  Macoven’s strategic plan was not focused on pediatric cough and cold which has been Pernix’s core market.  The intent in the creation and operation of Macoven was not for the sole purpose of developing authorized generic equivalents of Pernix branded products but to also develop and commercialize authorized generic equivalents of non-Pernix branded products and to enter into profitable collaborative arrangements to co-promote non-Pernix related products. With respect to the second bulleted inquiry above, at the time of the deconsolidation of Macoven, 100% of Macoven’s gross revenue was non-Pernix related revenue.  Macoven’s gross revenue at the time of the deconsolidation was approximately $82,000 and related entirely to a trade services agreement with an unrelated third party. Subsequent to the date of the deconsolidation, we monitored the allocation of revenue among Pernix and non-Pernix related products/agreements and revenue from  non-Pernix products/agreements continued to represent the most significant revenue stream for Macoven.  At the time of the deconsolidation in July 2009, as illustrated in the table below, Macoven’s  non-Pernix revenue sources consisted of (i) the previously referenced trade services agreement for which Macoven recognized gross revenue of approximately $348,000 in the six months ended December 31, 2009, (ii) a co-promotion agreement with an unrelated third party for which Macoven recognized approximately $452,000 in gross revenue for the six months ended December 31, 2009, and (iii) gross product sales from non-Pernix authorized generics of approximately $222,000 in the six months ended December 31, 2009.  For the six months ended December 31, 2009, the gross revenue from non-Pernix arrangements represented approximately 63% of Macoven’s total gross revenue while the combined gross revenue from the one Pernix authorized generic product and the amortization of  the development agreement between Pernix and Macoven represented approximately 37%. Based on this information, we concluded that Pernix related revenue was not significant to the operations of Macoven.

Gross Revenue for the six months ended June 30, 2009	Non-Pernix Related	Pernix Related	Total
Trade Services Agreement	$82,000	$—	$82,000
Co-promotion Agreement	—	—	—
Product Sales	—	—	—
Product Development	—	—	—
Total	$82,000	$—	$82,000
Percent of Total	100%	—	100%

Gross Revenue for the six months ended December 31, 2009	Non-Pernix Related	Pernix Related	Total
Trade Services Agreement	$ 348,000	$ —	$ 348,000
Co-promotion Agreement	452,000	—	452,000
Product Sales	222,000	193,000	415,000
Product Development	—	417,000	417,000
Total	$1,022,000	$610,000	$1,632,000
Percent of Total	63%	37%	100%

Response to bullet three inquiry above:

With respect to the third bulleted inquiry above, there was no written agreement executed at the time of the deconsolidation  stating that the Macoven members would fund any losses of Macoven or obtain or provide financing if necessary although we have confirmed this was clearly the understanding of the former members of Macoven.  In support of this position, we have obtained the attached written acknowledgment as Exhibit A executed by the members of Macoven at the time of the deconsolidation  that memorializes their agreement at the time of the deconsolidation.

Response to bullet four inquiry above:

With respect to the fourth bulleted inquiry above, the indications of value from each of the valuation methods employed in estimating the business enterprise value  (i.e., the guideline public company method, an application of the market approach) and the discounted cash flow method (an application of the income approach) resulted in a reasonably close range (less than 10% ) from which to reach a valuation conclusion. Further, we believe that the indication of value from each method provides valid insights into the value of the subject company and we have, therefore, applied equal weight to each indication to reach a value conclusion.

We will include a discussion regarding the methodologies employed and key assumptions contained therein in our annual report on Form 10-K for the fiscal year ended December 31, 2010.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tracy S. Clifford
Tracy S. Clifford
Chief Financial Officer

EXHIBIT A

ACKNOWLEDGMENT
January 24, 2011

The undersigned former members of Macoven Pharmaceuticals, LLC, a Louisiana limited liability company (“Macoven”) hereby acknowledge the following:

From and after the moment of deconsolidation until September 8, 2010 (the date Pernix Therapeutics, LLC reacquired 100% of the membership interest in Macoven) (the “Deconsolidation Period”), each of the undersigned agrees, acknowledges and understands that as owners of Macoven they were solely responsible for funding any losses and/or obtaining or providing financing to Macoven, and, for the avoidance of doubt, under no circumstances would Pernix Therapeutics, LLC have been under any obligation whatsoever to fund losses and/or provide financing to Macoven during any portion of the Deconsolidation Period.

This Acknowledgment may be executed in one or more counterparts, each of which shall be deemed an original and together shall form a single instrument.

(Signature page(s) follows)

The undersigned hereby execute this Acknowledgment as of the date set forth above.

ZInterests, L.L.C.

By:	/s/ Cooper C. Collins
Name:	Cooper C. Collins
Title:	Manager

/s/ Michael Venters
Michael Venters

/s/ John McMahon
John McMahon